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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            QUARTERDECK CORPORATION
                           (NAME OF SUBJECT COMPANY)

                          OAK ACQUISITION CORPORATION
                          A WHOLLY OWNED SUBSIDIARY OF

                              SYMANTEC CORPORATION
                                    (BIDDER)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                  747712 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              DEREK P. WITTE, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                              SYMANTEC CORPORATION
                               10201 TORRE AVENUE
                        CUPERTINO, CALIFORNIA 95014-2132
                                 (408) 253-9600
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                      COMMUNICATIONS ON BEHALF OF BIDDER)

                                   COPIES TO:

                            GORDON K. DAVIDSON, ESQ.
                            DAVID K. MICHAELS, ESQ.
                               TRAM T. PHI, ESQ.
                               FENWICK & WEST LLP
                              TWO PALO ALTO SQUARE
                          PALO ALTO, CALIFORNIA 94036
                                 (650) 494-0600

                           CALCULATION OF FILING FEE

            TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
                 $48,071,337                                     $14,181.04

 * For purposes of calculating the filing fee only. This calculation assumes the purchase of 92,444,879 shares of Common Stock, par value $0.001 per share (including the associated Preferred Stock purchase rights), of Quarterdeck Corporation at $0.52 per share in cash. Such number of shares represents, as of October 15, 1998, (a) 73,531,703 shares of Common Stock outstanding, (b) 16,030,188 shares of Common Stock issuable upon conversion of 4,248 shares of Series C Convertible Preferred Stock that are outstanding or are subject to purchase upon exercise of outstanding warrants and (c) 2,882,988 shares of Common Stock that are subject to purchase upon exercise of outstanding options having an exercise price of less than $0.52 per share.

** The amount of the filing fee was calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

          Amount Previously Paid: None
        Form of Registration No.: Not Applicable
        Filing Party: Not Applicable
        Date Filed: Not Applicable
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     The item number and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Quarterdeck Corporation, a Delaware corporation, which has its principal executive offices at 13160 Mindanao Way, Marina del Rey, California 90292.

     (b) This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by Oak Acquisition Corporation ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Symantec Corporation ("Symantec"), a Delaware corporation, to purchase all outstanding shares of Common Stock, par value $0.001 per share (the "Company Common Stock") of Quarterdeck Corporation (the "Company"), a Delaware corporation, including the associated Preferred Stock purchase rights issued pursuant to the Rights Agreement dated August 11, 1992, as amended, between the Company and American Stock Transfer & Trust (the "Rights" and, together with the Company Common Stock, the "Shares") at a price of $0.52 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 19, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

     The information set forth in the Introduction and Section 1 ("Terms of the Offer; Expiration Date") of the Offer to Purchase is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d); (g) This Statement is being filed by Purchaser and Symantec. The information concerning the name, state or other place of organization, principal business and address of the principal office of each of Purchaser and Symantec, and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Purchaser and Symantec are set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Symantec") and Schedule I of the Offer to Purchase and are incorporated herein by reference.

     (e)-(f) During the last five years, none of Purchaser or Symantec and, to the knowledge of Purchaser and Symantec, none of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) The information set forth in Section 8 ("Certain Information Concerning Purchaser and Symantec") and Section 10 ("Background of the Offer; Contacts with the Company; the Transaction Documents") of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in the Introduction, Section 7 ("Certain Information Concerning the Company"), Section 8 ("Certain Information Concerning Purchaser and Symantec"), Section 10 ("Background of the Offer, Contacts with the Company; the Transaction Documents") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger; Stockholder Approval and Appraisal") of the Offer to Purchase is incorporated herein by reference.

                                        2
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ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (b) Not applicable.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company; the Transaction Documents") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger; Stockholder Approval and Appraisal") of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in Section 13 ("Effect of the Offer on the Market for the Shares, Quotation and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the Introduction and Section 8 ("Certain Information Concerning Purchaser and Symantec") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction and Section 8 ("Certain Information Concerning Purchaser and Symantec"), Section 10 ("Background of the Offer, Contacts with the Company; the Transaction Documents") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger; and Stockholder Approval and Appraisal") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 8 ("Certain Information Concerning Purchaser and Symantec") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b)-(c) The information set forth in Section 16 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 13 ("Effect of the Offer on the Market for the Shares, Quotation and Exchange Act Registration") is incorporated herein by reference.

     (e) The information set forth in Section 16 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

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ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

     (a)(1) Form of Offer to Purchase dated October 19, 1998.

     (a)(2) Form of Letter of Transmittal.

     (a)(3) Form of Notice of Guaranteed Delivery.

     (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

     (a)(5) Form of Letter to Clients.

     (a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Summary Advertisement as published in the New York Times on October 19, 1998.

     (a)(8) Text of Press Release by Symantec and the Company dated October 15, 1998.

     (b)    None.

     (c)(1) Agreement and Plan of Merger, dated as of October 15, 1998, among Symantec, Purchaser and the Company.

     (c)(2) License Agreement, dated October 15, 1998, between the Company and Symantec.

     (c)(3) Form of Stockholder Agreements, dated as of October 15, 1998 between Symantec and each of Frank W.T. LaHaye, William H. Lane III, King R. Lee, Howard Morgan, Frank R. Greico, John Strosahl, Cheri Kaplan-Smith, Joyce Wrenn, Suzanne Dickson and Gadi Navon.

     (c)(4) Non-Disclosure Agreement, dated October 1, 1998, between the Company and Symantec, as amended on October 13, 1998.

     (d)    None.

     (e)    Not applicable.

     (f)    None.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

October 19, 1998

                                          OAK ACQUISITION CORPORATION

                                          By: /s/ DEREK WITTE

                                            ------------------------------------
                                          Name: Derek Witte
                                          Title:  President

                                          SYMANTEC CORPORATION

                                          By: /s/ DEREK WITTE

                                            ------------------------------------
                                          Name: Derek Witte
                                          Title:  Vice President, General
                                                  Counsel
                                              and Secretary

                                        5
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                                 EXHIBIT INDEX

     (a)(1) Form of Offer to Purchase dated October 19, 1998.

     (a)(2) Form of Letter of Transmittal.

     (a)(3) Form of Notice of Guaranteed Delivery.

     (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

     (a)(5) Form of Letter to Clients.

     (a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Summary Advertisement as published in the New York Times on October 19, 1998.

     (a)(8) Text of Press Release by Symantec and the Company dated October 15, 1998.

     (b)    None.

     (c)(1) Agreement and Plan of Merger, dated as of October 15, 1998, among Symantec, Purchaser and the Company.

     (c)(2) License Agreement, dated October 15, 1998, between the Company and Symantec.

     (c)(3) Form of Stockholder Agreements, dated as of October 15, 1998 between Symantec and each of Frank W.T. LaHaye, William H. Lane III, King R. Lee, Howard Morgan, Frank R. Greico, John Strosahl, Cheri Kaplan-Smith, Joyce Wrenn, Suzanne Dickson and Gadi Navon.

     (c)(4) Non-Disclosure Agreement, dated October 1, 1998, between the Company and Symantec, as amended on October 13, 1998.

     (d)    None.

     (e)    Not applicable.

     (f)    None.